UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

MERITAGE HOMES CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

59001A102
(CUSIP Number)

James S. Ryan, III
Jackson Walker L.L.P.
901 Main Street
Suite 6000
Dallas, Texas 75202
214-953-5801
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

June 12, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 8 Pages)

(1)                                  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59001A102	13D	Page 1 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) John R. Landon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,099,136
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,099,136
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 4.1%
14	Type of Reporting Person (See Instructions) IN

* See Item 6 for a description of the Cooperation Agreement and the corresponding irrevocable proxy that transfers voting power from the Landons to the Governance Committee of the Company for a period of two years.

CUSIP No. 59001A102	13D	Page 2 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Eleanor Landon
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,099,136
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,099,136
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 4.1%
14	Type of Reporting Person (See Instructions) IN

* See Item 6 for a description of the Cooperation Agreement and the corresponding irrevocable proxy that transfers voting power from the Landons to the Governance Committee of the Company for a period of two years.

CUSIP No. 59001A102	13D	Page 3 of 8 Pages

Item 1.           Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (“Common Stock”) of Meritage Homes Corporation (the “Company”). The principal executive offices of the Company are located at 17851 North 85th Street, Suite 300, Scottsdale, Arizona  85255.

Item 2.           Identity and Background.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Amended Schedule 13D Statement is hereby filed by the following persons (collectively, the “Reporting Persons”):  John R. Landon (“Mr. Landon”) and Eleanor Landon (“Mrs. Landon”).

Mr. Landon is an individual resident of the State of Texas and a citizen of the United States. Mr. Landon’s principal occupation is personal investments. Mr. Landon’s address is 2200 Willow Bend Drive, Plano, Texas  75093. Mrs. Landon is an individual resident of the State of Texas and a citizen of the United States. Mrs. Landon’s principal occupation is personal investments. Mrs. Landon’s address is 2200 Willow Bend Drive, Plano, Texas  75093.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

The shares of Common Stock acquired by Mr. Landon during the past 60 days upon exercise by Mr. Landon of stock options were paid for by Mr. Landon out of his personal funds.

Item 4.           Purpose of Transaction.

Pursuant to the terms of a stock purchase agreement entered into between Mr. Landon and the Company dated June 12, 2006 (the “Stock Purchase Agreement”), Mr. Landon agreed to sell, for an aggregate consideration of $52,190,000, 1,000,000 shares of the Common Stock to the Company. On June 14, 2006, 439,834 shares of Common Stock that were owned directly by Mr. Landon were transferred to the Company. The remaining 560,166 shares of Common Stock that were transferred to the Company on June 14, 2006 were owned by Mr. Landon and Mrs. Landon, as tenants in common. Mr. Landon resigned as a director of the Company effective upon the consummation of the transactions contemplated by the Stock Purchase Agreement.

The Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 59001A102	13D	Page 4 of 8 Pages

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure;

(g)           Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

(a)           Pursuant to Rule 13d-3(a), at the close of business on June 23, 2006, the Reporting Persons beneficially own 1,099,136 of the Common Stock, all of which are held of record as tenants in common.

Based upon information filed by the Company with the Securities and Exchange Commission in its Quarterly Report on Form 10-Q, filed on May 10, 2006, the Common Stock beneficially owned by the Reporting Persons represents approximately 4.1%, of all of the Common Stock outstanding as of May 3, 2006, the last date for which the Company has reported its outstanding Common Stock in a filing with the Securities and Exchange Commission.

Other than as set forth above, none of the Reporting Persons is the beneficial owner of Common Stock.

(b)           Each of the Reporting Persons, either directly or indirectly, has or shares the power to dispose or to direct the disposition of the Common Stock reported in Item 5(a). Each of the Reporting Persons will not have the power to vote or direct the vote of the Common Stock reported in Item 5(a) until the expiration of the limitations specified in the Cooperation Agreement that is attached hereto as Exhibit 3 and is described herein under Item 4.

(c)           The Reporting Persons have effected the following transactions within the last 60 days in addition to the sale of 1,000,000 shares of Common Stock described herein under Item 4:  On May 23, 2006, Mr. Landon acquired 196,000 shares of Company Common Stock by exercising stock options. 48,000 of the optioned shares of Common Stock were exercised at a price of $19.295 per share, another 48,000 optioned shares of Common Stock were exercised at a price of $16 per share, and the remaining 80,000 optioned shares were exercised at a price of $31.31 per share.

CUSIP No. 59001A102	13D	Page 5 of 8 Pages

On June 13, 2006, Mr. Landon acquired 16,000 shares of Company Common Stock by exercising stock options. The optioned shares of Company Common Stock were exercised at a price of $19.295 per share.

(d)           Not applicable.

(e)           On June 14, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company’s Common Stock.

Item 6.           Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer.

Mr. and Mrs. Landon own the shares described in Item 4 above as tenants in common.

Simultaneous with the execution of the Stock Purchase Agreement, Mr. Landon and the Company entered into a Cooperation Agreement (the “Cooperation Agreement”). Mr. Landon agreed pursuant to the Cooperation Agreement that until May 18, 2008, he will vote any of the remaining shares of the Company’s common stock that he or his affiliates own or control in favor of directors recommended by the Nominating/Corporate Governance Committee of the Board of Directors, and with respect to any other proposal before the shareholders of the Company before May 18, 2007, in accordance with the recommendation of the Board of Directors. An “affiliate of a person” is defined in the Cooperation Agreement as a person’s spouse and children and any other person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such person. A “person” is defined in the Cooperation Agreement as any natural person, company, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency, department or political subdivision thereof. In order to facilitate the voting restrictions provided in the Cooperation Agreement, Mr. Landon has granted and has caused each other record holder of voting securities of the Company beneficially owned by Mr. Landon to grant, an irrevocable proxy to the members of the Governance Committee to (i) exercise all consensual or other voting rights with respect to the voting securities of the Company with respect to the election of directors for a period beginning on June 12, 2006 until May 17, 2008 and (ii) to exercise all consensual or other voting rights with respect to the voting securities of the Company on all matters other than the election of directors, including, without limitation, compensation proposals, charter amendments, mergers, sales of assets, or other matters submitted to the vote of shareholders for a period beginning on June 12, 2006 until May 17, 2007.

Pursuant to the Cooperation Agreement, Mr. Landon and his affiliates are prohibited from, among other things (i) acquiring any securities of the Company or any of its subsidiaries or any material portion of the assets of the Company or any of its subsidiaries or divisions that would cause his beneficial ownership to exceed 4.99% of the outstanding voting securities of the Company; (ii) making, or in any way participating, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote or seek to advise or influence any person with respect to the voting of any securities of the Company, or otherwise seek to control or influence the management of the Company or its Board of Directors by means of statements or communications with any party other than the Company’s Chief Executive Officer, Chief Financial Officer, or General Counsel or members of its Board of Directors; (iii) making any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its securities or assets; (iv) making or supporting in any fashion any shareholder proposal not supported by the Governance Committee of the Board of Directors of the Company; (v) calling, or encouraging any other person to call, any special or annual meeting of shareholders of the Company, (vi) causing the Company’s directors, officers, employees, agents (including investment bankers), partners or affiliates to, directly or

CUSIP No. 59001A102	13D	Page 6 of 8 Pages

indirectly, engage in negotiations with, provide any information to, induce or attempt to induce or give encouragement to, any person, in furtherance of any change of control of the Company (whether pursuant to a tender or exchange offer, a stock or asset sale or a merger, consolidation, amalgamation, plan or arrangement or any other form of transaction); or (vii) executing any written consent in lieu of a meeting of shareholders of the Company except a written consent solicited by or on behalf of the Governance Committee or the Board of Directors of the Company.

CUSIP No. 59001A102	13D	Page 7 of 8 Pages

Item 7.           Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement Pursuant to Rule 13d-1(k)

Exhibit 2	Stock Purchase Agreement, dated as of June 12, 2006 between the Company and Mr. Landon.

Exhibit 3	Cooperation Agreement, dated June 12, 2006 between the Company and Mr. Landon

CUSIP No. 59001A102	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  June 29, 2006

/s/ John R. Landon
Name:	John R. Landon

/s/ Eleanor Landon
Name:	Eleanor Landon

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).